WEBCAST ALERT – FOR IMMEDIATE RELEASE

Teva to Present at the 33rd Annual J.P. Morgan Healthcare Conference

Jerusalem, January 8, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) will host a live audio webcast at the 33rd Annual J.P. Morgan Healthcare Conference. Erez Vigodman, President & CEO will present on Tuesday, January 13, 2015 at 3:30 PM PST.

What:	Teva Presentation at the 33rd Annual J.P. Morgan Healthcare Conference
Who:	Erez Vigodman, President & CEO, Teva Pharmaceutical Industries Ltd.
When:	Tuesday, January 13, 2015

Where: www.tevapharm.com

How: Live over the Internet – log on to the Web at the address above and register for the event (approximately 10 minutes before). An archive of the webcast will be available on Teva’s website.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.